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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Golden Grain Energy, LLC
(Name of Issuer)
Limited Liability Company Class A Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
February 28, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	N/A	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Schwarck Jensen Golden Grain, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
56-2375168

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	5	SOLE VOTING POWER:

NUMBER OF		3,000,000[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,000,000[1]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.3%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Represents Limited Liability Company Class A Membership Units owned of record by Schwarck Jensen Golden Grain, LLC.

[2]	Assumes a total of 26,640,000 Class A Membership Units outstanding based on the amount reported in Golden Grain Energy, LLC’s most recent Annual Report on Form 10-KSB for the annual period ended December 31, 2004.

CUSIP No.	N/A	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Ronald Jensen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,000,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,000,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.3%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Represents Limited Liability Company Class A Membership Units owned of record by Schwarck Jensen Golden Grain, LLC. Ronald Jensen holds a majority interest in Schwarck Jensen Golden Grain, LLC.

[2]	Assumes a total of 26,640,000 Class A Membership Units outstanding based on the amount reported in Golden Grain Energy, LLC’s most recent Annual Report on Form 10-KSB for the annual period ended December 31, 2004.

CUSIP No. N/A	Page 4 of 6

Item 1(a).	Name of Issuer:

Golden Grain Energy, LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1822 43rd Street SW Mason City, IA 50401

Item 2(a).	Name of Persons Filing:

Schwarck Jensen Golden Grain, LLC Ronald Jensen

Item 2(b).	Address of Principal Business Office or, if None, Residence:

6500 Beltline, Suite 170 Irving, Texas 75063

Item 2(c).	Citizenship:

For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 2(d).	Title of Class of Securities:

This statement relates to Limited Liability Company Class A Membership Units of the Issuer.

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

1. Schwarck Jensen Golden Grain, LLC

(a) Amount beneficially owned:	3,000,000[1]

(b) Percent of class:	11.3%[2]

(c) Number of shares as to which Schwarck Jensen Golden Grain, LLC has:

(i) Sole power to vote or to direct the vote:	3,000,000[1]

CUSIP No. N/A	Page 5 of 6

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	3,000,000[1]

(iv)	Shared power to dispose or to direct the disposition of:	0

[1]	Represents Limited Liability Company Class A Membership Units owned of record by Schwarck Jensen Golden Grain, LLC.

[2]	Assumes a total of 26,640,000 Class A Membership Units outstanding based on the amount reported in Golden Grain Energy, LLC’s most recent Annual Report on Form 10-KSB for the annual period ended December 31, 2004.

2. Ronald Jensen

	(a) Amount beneficially owned:		3,000,000[1]

	(b) Percent of class:		11.3%[2]

	(c) Number of shares as to which Ronal Jensen has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	3,000,000[1]

[1]	Represents Limited Liability Company Class A Membership Units owned of record by Schwarck Jensen Golden Grain, LLC. Ronald Jensen holds a majority interest in Schwarck Jensen Golden Grain, LLC.

[2]	Assumes a total of 26,640,000 Class A Membership Units outstanding based on the amount reported in Golden Grain Energy, LLC’s most recent Annual Report on Form 10-KSB for the annual period ended December 31, 2004.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP No. N/A	Page 6 of 6

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:
     By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
February 10, 2006

SCHWARCK JENSEN GOLDEN GRAIN, LLC

By:	/s/ Bryceon Sumner, Designated Representative

Bryceon Sumner, Designated Representative

ESTATE OF RONALD JENSEN

/s/ Gladys M. Jensen, Executrix

By:	Gladys M. Jensen, Executrix